SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Inner Systems, Inc.
                      ------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   45768N 1 06
                                 --------------
                                 (CUSIP Number)


                             Linda C. Frazier, Esq.
                          Panza, Maurer & Maynard, P.A.
                      3600 N. Federal Highway, Third Floor
                            Ft. Lauderdale, FL 33308
                      ------------------------------------
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)


                                February 2, 2004
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 45768N 1 06
________________________________________________________________________________

    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John M. Sharpe, Jr. (IRS ID No.____________)
________________________________________________________________________________

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]
________________________________________________________________________________

    3     SEC USE ONLY
________________________________________________________________________________

    4     SOURCE OF FUNDS*
          OO
________________________________________________________________________________

    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e) [ ]
________________________________________________________________________________

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
________________________________________________________________________________

                        7     SOLE VOTING POWER
                              762,291
                    ____________________________________________________________
     NUMBER OF
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY              O
      OWNED BY      ____________________________________________________________
       EACH
     REPORTING          9     SOLE DISPOSITIVE POWER
      PERSON                  762,291
       WITH:        ____________________________________________________________

                        10    SHARED DISPOSITIVE POWER
                              O
________________________________________________________________________________

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          762,291
________________________________________________________________________________

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
________________________________________________________________________________

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          76.2%
________________________________________________________________________________

    14    TYPE OF REPORTING PERSON*
          IN
________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Inner Systems, Inc., a New York company (the "Issuer"). The Issuer's principal executive office is located at 1895 Byrd Avenue, East Meadow, New York 11554.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed on behalf of John M. Sharpe, Jr. (the "Registrant"). Registrant is the sole officer and director of the Issuer.

         (b) The address of Registrant is 1895 Byrd Avenue, East Meadow, New York 11554.

         (c) Registrant is currently Chief Financial Officer of The LandTek Group, Inc. The LandTek Group, Inc. is located at 235 County Line Road, Amityville, New York 11701.

         (d) Registrant has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (e) Registrant is a United States citizen and a resident of the State of New York.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Registrant received 735,000 shares of Common Stock of the Issuer (the "Shares") in full satisfaction and discharge of an allowed administrative claim Registrant had against the Issuer. Registrant received an additional 27,291 Shares in full satisfaction and discharge of an unsecured non-priority claim.

ITEM 4.  PURPOSE OF TRANSACTION.

         Registrant received the Shares in full satisfaction and discharge of an allowed administrative claim Registrant had against the Issuer.

         Registrant may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

         Issuer does not currently own any assets or have any operations. The Issuer's strategy is to seek, investigate and, if such investigation warrants, merge or combine with or acquire an interest in one or more businesses or properties or otherwise pursue opportunities for the purpose of enhancing shareholder value. As sole officer and director of the Issuer, it will be the Registrant's responsibility to implement this strategy.

         Except as described above, Registrant does not have any specific plans or proposals which may relate or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 2, 2004, Registrant owns an aggregate of 762,291 shares of Common Stock of Issuer, representing 76.2% of Issuer's outstanding shares (based upon 1,000,000 shares of Common Stock estimated to be outstanding).

         (b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: April 14, 2004                    /s/ John M. Sharpe, Jr.
                                        -----------------------
                                        John M. Sharpe, Jr.